UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3
to

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ANIXTER INTERNATIONAL INC.

(Name of Subject Company (Issuer))

ANIXTER INTERNATIONAL INC.

(Name of Filing Person (Issuer))

Liquid Yield OptionTM Notes due 2033
(Title of Class of Securities)

035290AD7
035290AF2
(CUSIP Numbers of Class of Securities)

John A. Dul
Vice President, General Counsel and Secretary
Anixter International Inc.
2301 Patriot Blvd.
Glenview, Illinois 60026
(224) 521-8000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David McCarthy
Schiff Hardin LLP
6600 Sears Tower
Chicago, IL 60606
(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$212,795,471	$26,962

*	This estimate is made pursuant to Rule 457(f) of the Securities Act solely for the purpose of calculating the registration fee. The price per unit is based on the average bid and asked price for the Registrant’s LYONs™ on November 3, 2004, reduced by an exchange fee of $1.00 for each $1,000 principal amount at maturity.

Item 11. Additional Information
Item 12. Exhibits
SIGNATURE

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $26,962
          Form or Registration No.: S-4 (333-120279)
          Filing Party: Anixter International Inc.
          Date Filed: November 8, 2004.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       ☐ third-party tender offer subject to Rule 14d-1.

       ☒ issuer tender offer subject to Rule 13e-4.

       ☐ going-private transaction subject to Rule 13e-3.

       ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

     This Amendment No. 3 to Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Anixter International Inc., a Delaware corporation (the “Company”), to exchange $1,000 principal amount at maturity of the Company’s Zero Coupon Convertible Securities due 2033 (the “New Securities”) plus an exchange fee of $1.00 in cash for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Liquid Yield Option™ Notes due 2033 of the Company (the “Old Securities”) upon the terms and subject to the conditions contained in the prospectus (as may be amended and supplemented from time to time, the “Prospectus”) which is part of Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission on Form S-4 (333-120279) relating to the New Securities to be issued in the offer (the “Registration Statement”). The terms and condition of the offer are set forth in the Prospectus and the related Letter of Transmittal, which are exhibits(a)(1)(i) and (a)(1)(ii) hereto.

     The information set forth in the Prospectus, including the exhibits thereto, and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items required in the Schedule TO.

     This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information

     Item 11 of the Schedule TO is hereby amended by added the following:

          On December 8, 2004, the Company issued a press release announcing the final results of the issuer tender offer, which expired at midnight, New York City time, on Tuesday, December 7, 2004. A copy of the press release is filed as Exhibit  (a)(5)(ii) hereto and is incorporated by reference.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated November 8, 2004 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

(a)(5)(i)	Press Release, dated November 8, 2004 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 13e-4(c) under the Securities Exchange Act of 1934).

(a)(5)(ii)	Press Release, dated December 8, 2004 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 13e-4(c) under the Securities Exchange Act of 1934).

(b)	None.

(d)	None.

(g)	None.

(h)	Tax Opinion of Schiff Hardin LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANIXTER INTERNATIONAL INC.
By:	/s/ Dennis J. Letham
	Name:	Dennis J. Letham
	Title:	Senior Vice President - Finance and Chief Financial Officer

Dated: December 8, 2004